P.E. 1/31/02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period January 2002 File No. 0-30952

SAN TELMO RESOURCES LTD.
(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia CANADA V6C 2B3
(Address of principal executive offices)

1. Interim Financial Statements for the 6 months ended October 31, 2001
2. Press Release dated December 14, 2001
3. Press Release dated December 17, 2001
4. Press Release dated December 20, 2001
5. Press Release dated January 24, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO RESOURCES LTD
(Registrant)

Feb 6, 2002
Date

Chris Dyakowski, Director

SAN TELMO RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2001

(UNAUDITED)

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

CONSOLIDATED BALANCE SHEET AS AT OCTOBER 31, 2001

(UNAUDITED)

ASSETS

	Oct 31 2001	(Note 9) April 30 2001
CURRENT		
Cash and short term investments	$ 20,081	$ 191,449
Accounts receivable	87,148	3,453
	107,229	194,902
PROPERTY, PLANT AND EQUIPMENT (Note 4)	646,872	1,948
MINERAL PROPERTIES (Note 5)	19,509	19,509
DEFERRED EXPLORATION COSTS	10,481	10,124
GOODWILL ON CONSOLIDATION (Note 3)	555,653	-
	$ 1,339,744	$ 226,483

LIABILITIES

	Oct 31 2001	April 30 2001
CURRENT		
Accounts payable and accrued liabilities	$ 57,715	$ 5,712
Bank credit line	120,000	-
Current portion of long-term debt	33,712	-
	211,427	5,712
DUE TO RELATED PARTIES	109,528	936
SITE RESTORATION COSTS	42,800	-
CONVERTIBLE DEBENTURES (Note 6)	29,932	-
	393,687	6,648

SHAREHOLDERS' EQUITY

	Oct 31 2001	April 30 2001
SHARE CAPITAL (Note 7)	2,010,417	1,030,826
DEFICIT	(1,064,360)	(810,991)
	946,057	219,835
	$ 1,339,744	$ 226,483

APPROVED BY THE DIRECTORS:

"Christopher Dyakowski"

"William Schmidt"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED OCTOBER 31, 2001

(UNAUDITED)

	(Note 9) 3 months ended Oct 31 2001	2000	(Note 9) 6 months ended Oct 31 2001	2000
REVENUE				
Production, net of royalties	$ 167,637	$ -	$ 167,637	$ -
OPERATING EXPENSES	145,099	-	145,099	-
Amortization and depletion	31,786	181	31,953	362
	176,885	181	177,052	362
GROSS OPERATING COSTS	(9,248)	(181)	(9,415)	(362)
EXPENSES				
Advertising and promotion	3,289	180	22,302	268
Consulting fees	67,865	-	77,205	-
Filing fees	1,704	250	8,323	350
Interest and bank charges	336	(2,269)	(1,347)	(4,510)
Interest on long term debt	924	-	924	-
Management fees	7,500	12,500	15,000	20,000
Office and miscellaneous	17,866	405	21,750	1,459
Professional fees	32,564	9,510	39,885	22,734
Public relations	25,787	-	36,591	-
Rent	14,716	-	14,716	-
Shareholder information	1,048	-	1,048	-
Transfer agent	2,661	1,788	4,175	2,690
Travel	289	375	3,382	375
	176,549	22,739	243,954	43,366
NET LOSS FOR THE PERIOD	(185,797)	(22,920)	(253,369)	(43,728)
DEFICIT, BEGINNING OF PERIOD	(878,563)	(693,745)	(810,991)	(672,937)
DEFICIT, END OF PERIOD	$ (1,064,360)	$ (716,665)	$ (1,064,360)	$ (716,665)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED OCTOBER 31, 2001

(UNAUDITED)

	(Note 9) 3 months ended Oct 31 2001	(Note 9) 3 months ended Oct 31 2000	(Note 9) 6 months ended Oct 31 2001	(Note 9) 6 months ended Oct 31 2000
OPERATING ACTIVITIES				
Net loss for the period	$ (185,797)	$ (22,920)	$ (253,369)	$ (43,728)
Add items not involving cash:				
Amortization	31,786	181	31,953	362
Cash provided (used) by net changes in non-cash working capital items	7,921	(5,602)	31,429	(22,143)
	(146,090)	(28,341)	(189,987)	(65,509)
FINANCING ACTIVITIES				
Shares issued for cash	9,600	-	9,600	300,000
Shares subscriptions	-	-	-	(300,000)
Shares issued for acquisition of subsidiary (Note 3)	969,991	-	969,991	-
Bank credit line	70,000	-	70,000	-
Debenture	(107)	-	(107)	-
	1,049,484	-	1,049,484	-
INVESTING ACTIVITIES				
Deferred exploration costs	-	(433)	(357)	(1,750)
Capital assets acquired	-	(257)	(562)	(257)
Acquisition mineral properties	-	(4,159)	-	(4,159)
Acquisition of subsidiary (Note 3)	(987,354)	-	(1,029,946)	-
	(987,354)	(4,849)	(1,030,865)	(6,166)
DECREASE IN CASH	(83,960)	(33,190)	(171,368)	(71,675)
CASH, BEGINNING OF PERIOD	104,041	265,038	191,449	303,523
CASH, END OF PERIOD	$ 20,081	$ 231,848	$ 20,081	$ 231,848

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2001

(UNAUDITED)

1. NATURE OF OPERATIONS

The Company is in the business of acquisition, exploration and development of mineral resources properties and oil and gas properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, being prepared within reasonable limits of materiality using the significant accounting policies noted below.

a) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, San Telmo Energy Inc. (formerly known as Cobra Quest Petroleum Inc.). All significant intercompany transactions have been eliminated.

b) Property, Plant and Equipment

The Company follows the fill cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20% Alberta Royalty Tax Credits are included in oil and gas sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

b) Property, Plant and Equipment – continued

In applying the fill cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

No ceiling test assessment is made within the first 24 months after a property is acquired, unless a permanent impairment in the ultimate recoverable amount has been determined.

c) Site Restoration Costs

Site restoration costs are accrued based on management's best estimate of these future costs calculated on the unit of production basis, utilizing proved producing reserves.

d) Joint Venture Accounting

A substantial part of the Company's operations are carried out through joint ventures. These financial statements reflect only the Company's proportionate interest in such activities.

e) Measurement Uncertainty

The amounts recorded for depletion of petroleum and natural gas properties and equipment and the provision for future site restoration and reclamation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods and could be significant.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company's joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

f) Mineral Properties and Exploration Costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

f) Mineral Properties and Exploration Costs

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

g) Amortization

Capital assets are amortized over their estimated useful lives at 30% declining balance. Further, only one-half of the amortization is taken on assets acquired during the period.

h) Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

i) Fair Market Value of Financial Instruments

The carrying value of cash, short-term investments, accounts receivable and current liabilities approximate fair market values because of the short-term maturity of these instruments.

j) Stock Compensation Plans

No compensation expense is recognized for stock option plans when stock options are issued to employees and directors. Any consideration paid by them on exercise of stock options is credited to share capital.

3. ACQUISITION OF SUBSIDIARY

Effective July 10, 2001 the Company acquired all the issued shares of San Telmo Energy Corp. (previously known as Cobra Quest Petroleum Inc.) in consideration for 1,939,983 common shares of the Company. The acquisition was accounted for by the purchase method and these consolidated financial statements include the results of operations from the date of acquisition.

3. ACQUISITION OF SUBSIDIARY - CONTINUED

The net assets acquired were as follows:

Assets acquired:	
Cash and short-term deposits	$ 835
Accounts receivables	75,434
Property, plant and equipment	679,485
	755,754
Liabilities assumed:	
Accounts payable	35,610
Bank credit line	50,000
Convertible debentures	63,751
Due to shareholders	100,000
Site restoration costs	32,100
	281,461
Net assets	474,293
Goodwill	555,653
	$ 1,029,946
Consideration:	
Shares issued	$ 969,991
Acquisition costs	59,955
	$ 1,029,946

4. PROPERTY, PLANT AND EQUIPMENT

	2001	2000
Petroleum and natural gas rights, equipment and fixtures	$ 685,920	$ 5,813
Less: accumulated amortization and depletion	(39,048)	(3,865)
Net book value	$ 646,872	$ 1,948

5. MINERAL PROPERTIES

	Oct 31 2001	April 30 2001
Cherry and Notfa Properties	$ 4,159	$ 4,159
Argentina Properties	15,350	15,350
	$ 19,509	$ 19,509

5 MINERAL PROPERTIES – CONTINUED

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina. As consideration, the Company paid US $10,000. The Company further acquired a 100% undivided interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina.

Five of these mineral properties were abandoned during the year ended April 30, 2000. During the year ended April 30, 2001, the Company abandoned four more mineral properties, and the acquisition cost of $19,125 and related deferred exploration cost of $29,695 were written off.

Cherry and Notfa Properties

During the period ended April 30, 2001 the Company staked all together thirty-six units of mineral claims in the Cherry and Notfa properties, in the Kamloops Mining Division, British Columbia, at a cost of $4,159.

6. CONVERTIBLE DEBENTURE

The debentures are redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and are repaid in semi-annual installments of various amounts.

Amount of debts	$	63,644
Current portion of debts		(33,712)
Long-term portion of debts	$	29,932

7. SHARE CAPITAL

a) Authorized

40,000,000 Common shares without par value.

b) Issued and fully paid

	Number of Shares		Amount
Balance, April 30, 2000 (3,104,000 pre-subdivision)	6,208,000	$	730,826
Issued pursuant to a private placement (1,250,000 pre-subdivision)	2,500,000		300,000
Issued for finder's fee (125,000 pre-subdivision)	250,000		-
Balance April 30, 2001 (4,479,000 pre-subdivision)	8,958,000		1,030,826
Issued pursuant to acquisition of San Telmo Energy Corp.	1,939,983		969,991
Issued pursuant to exercise of warrants	60,000		9,600
Balance, October 31, 2001	10,957,983	$	2,010,417

7. SHARE CAPITAL - CONTINUED

b) Issued and fully paid - continued

During the period, the Company's issued and outstanding shares had been subdivided on the basis of two new common shares for every one share previously outstanding. The authorized share capital has been increased from 20,000,000 to 40,000,000 common shares without par value.

c) Shares Held In Escrow

As at October 31, 2001, 1,232,250 (616,125 pre-subdivision) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 1,500,000 (750,000 pre-subdivision) shares may be released in any twelve month period. Any escrowed shares not released at the expiration of ten years from August 21,1998 will be automatically cancelled. However, the holders of the escrowed shares shall not be obligated to transfer or surrender these shares in the event that they cease to be the principal, or on the event of their death or bankruptcies.

d) Warrants

As at October 31, 2001, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
2,440,000	$0.16	May 29, 2002
72,000	$0.50	August 30, 2003

e) Stock Options

As at October 31, 2001, the following stock options were outstanding:

Number of shares	Exercise Price	Expiry Date
650,000	$0.19	April 5, 2006
230,000	$0.15	April 19, 2006

8. RELATED PARTY TRANSACTIONS

During the period ended October 31, 2001, the Company paid $47,378 (2000 - $20,000) for management fees to a company controlled by a director, and another director.

During the period ended October 31, 2001, the Company paid $18,100 (2000 – $3,082) for legal fees and disbursements to a firm controlled by a director.

8. RELATED PARTY TRANSACTIONS - CONTINUED

During the period ended October 31, 2001, the Company paid $14,880 (2000 – Nil) for consulting fees and $36,591 (2000 – Nil) for investor relations fees and disbursements, to a company with common directors.

During the period ended October 31, 2001, the Company paid $40,269 (2000 – Nil) and accrued $9,328 (2000 – Nil) to a director for professional services relating to the acquisition of interest in San Telmo Energy Corp. (formerly Cobra Quest Petroleum Inc.).

9. COMPARATIVE FIGURES

The comparative figures in the consolidated balance sheet are in respect of the unconsolidated balance sheet of the Company, as at April 30, 2001 as the wholly-owned subsidiary was only acquired effective July 11, 2001.

For the consolidated statements of deferred exploration costs, loss and deficit and cash flows, the comparative figures in respect of the three months and six months ended October 31, 2000 represented the unconsolidated statements of the Company.

SAN TELMO RESOURCES LTD. (STA-CDNX)

PRESS RELEASE

December 14, 2001

San Telmo Resources Ltd. (STA-CDNX) is pleased to announce the appointment of Aaron Mogàdam to the board of directors of the company. A resident of Toronto, Canada, Mr. Mogàdam has a Master's degree in Mathematical Statistics and a Certificate in Actuarial Mathematics and is qualified as a CA.

Aaron was previously employed at TD Waterhouse as Manager, Financial Analysis in Institutional Services at TD Waterhouse in Toronto where his primary focus was pricing and profitability analysis, due diligence and risk analysis of institutional clients, and ad hoc analysis for potential joint ventures and acquisitions. Previously employed at KPMG (Toronto) he worked on a number of major acquisitions, most notable, Bank of Nova Scotia acquisition of National Trust and Maritime Life acquisition of Aetna Life of Canada. Before being qualified as a CA, Aaron taught statistics and calculus at Simon Fraser University, Burnaby BC.

Mr. Mogàdam will assist San Telmo Resources in identifying strategic opportunities that will enhance shareholder value.

Mr. Mogàdam is owner and director of Diemention2 Growth Management in Toronto, a financial service practice engaged in Investment Analysis, Financial Management Outsourcing, and Start Up Financial Management. Diemention2 Growth Management has a portfolio of internationally based clients active in financial institutions, oil and gas, fashion and entertainment.

San Telmo Resources wishes to announce the granting of 190,000 incentive stock options exercisable at $0.25 for a period of five years, subject to regulatory approval.

On Behalf of the Board,

"W.E Schmidt"
William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

For further information please contact:
Nick Boutsalis,
Primoris Group Inc.
Tel - (416) 489-0092
email: sta@primorisgroup.com < mailto:sta@primorisgroup.com>

SAN TELMO RESOURCES LTD. (STA-CDNX)

PRESS RELEASE

December 17, 2001

San Telmo Resources Ltd. (STA-CDNX) is pleased to announce that it has entered into an agreement with Canscot Resources Ltd (CAG-CDNX) to acquire 50% of their working interest in 6400 acres (10 sections) of land located in the Timeau area of Alberta approximately 40 km north of Barrhead. San Telmo Energy Inc, a wholly owned subsidiary of San Telmo Resources Ltd, will earn a 25% working interest (WI) in 5 of the sections and 12.5% WI in the remaining five sections by participating in the drilling of an evaluation well. There is 2D seismic coverage over the acreage and the sub surface geology has been defined. The land has 2 or 3 potential gas pools, ranging in size from 0.5 BCF to 6 BCF each.

On Behalf of the Board,

"P. McKenzie-Brown"
Peter McKenzie-Brown, Director

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

For further information please contact:

Dale Brand, VP
San Telmo Energy
(403) 290 - 0667

Peter McKenzie-Brown
403 225-1012

SAN TELMO RESOURCES LTD. (STA-CDNX)

PRESS RELEASE

December 20, 2001

San Telmo Resources Ltd. (STA-CDNX) announces a private placement for proceeds of $225,000. The placement is for 1,000,000 flow-through units at a price of $0.225, with each unit consisting of a common share and a common share purchase warrant. The warrants are exercisable for a period of two years at a price of $0.28. There is a finder's fee payable in connection with this placement of 10% of the proceeds payable in cash in connection with this placement.

The private placement is subject to approval of the CDNX.

On Behalf of the Board,

"W.E. Schmidt"

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Nick Boutsalis,
Primoris Group Inc.
Tel - (416) 489-0092
email: sta@primorisgroup.com < mailto:sta@primorisgroup.com>

24 January, 2002

PRESS RELEASE

Company: San Telmo Resources
Trading Symbol: STA:CDNX

Mr. Chris Dyakowski, P.Geo, President of San Telmo Resources Ltd is pleased to announce that the Company has applied for a 100% interest in 50 mining units totaling 2,500 hectares in the Otish Mountains region of north-central Quebec. Quebec. The property was selected for it's favorable geological setting and strategic location approximately 45 km southwest of Ashton Mining of Canada's Renard 1 and 2 diamondiferous kimberlitic discovery holes. This area is Canada's newest diamond district with a number of significant new discoveries having been announced recently.

San Telmo Resources is a Canadian based junior resource company. Management is pursuing opportunities in the energy sector as well as the mineral sector.

For additional information you can contact Primoris Group at (416) 489-0092 or via email at sta@primorisgroup.com.

On Behalf of the Board of Directors

"Chris Dyakowski"

Christopher Dyakowski, P.Geo
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.